EXHIBIT 11

MGIC INVESTMENT CORPORATION AND SUBSIDIARIES
STATEMENTS RE COMPUTATION OF NET INCOME PER SHARE
Three Months Ended March 31, 2005 and 2004

	Three Months Ended
	March 31,
	2005	2004
BASIC EARNINGS PER SHARE

Average common shares outstanding	95,265	98,674

Net income	$182,013	$130,073

Basic earnings per share	$1.91	$1.32

DILUTED EARNINGS PER SHARE

Adjusted weighted average shares outstanding:
Average common shares outstanding	95,265	98,674
Common stock equivalents	519	500

Adjusted weighted average diluted shares outstanding	95,784	99,174

Net income	$182,013	$130,073

Diluted earnings per share	$1.90	$1.31